Issuer Free Writing Prospectus Filed
Pursuant to Rule 433
Relating to Preliminary Prospectus
Supplement dated March 2, 2017
to Prospectus dated June 17, 2015
Registration Statement No. 333-205039

PENNYMAC MORTGAGE INVESTMENT TRUST
8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
March 2, 2017

Issuer:	PennyMac Mortgage Investment Trust

Securities Offered:	8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest (“Series A Preferred Shares”)

Shares Offered:	4,600,000 Series A Preferred Shares

Over-Allotment Option:	690,000 Series A Preferred Shares

Trade Date:	March 2, 2017

Settlement and Delivery Date:	March 9, 2017 (T+5)

Public Offering Price:

$25.00 liquidation preference per share; $115,000,000 in aggregate liquidation preference assuming the over-allotment option is not exercised and $132,250,000 in aggregate liquidation preference assuming the over-allotment option is exercised in full

Underwriting Discount:	$0.7875 per share; $3,622,500 total assuming the over-allotment option is not exercised and $4,165,875 total assuming the over-allotment option is exercised in full

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $111,377,500 total assuming the over-allotment option is not exercised and $128,084,125 total assuming the over-allotment option is exercised in full

Dividend Rate:

From, and including, the date of original issuance to, but not including, March 15, 2024, at a fixed rate equal to 8.125% per annum based on the $25.00 per share liquidation preference, or $2.03125 per share, and from, and including, March 15, 2024 and thereafter, at a floating rate equal to three-month LIBOR plus a spread of 5.831% per annum based on the $25.00 per share liquidation preference

Dividend Payment Date:

Quarterly cumulative dividends, in arrears, on the 15th day of each March, June, September and December (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be March 9, 2017. The first dividend will be payable on June 15, 2017 in the amount of $0.54167 per share and will be paid to the persons who are the holders of record of the Series A Preferred Shares at the close of business on the corresponding dividend record date, which is June 1, 2017.

Dividend Record Date:	The first day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls; the first dividend record date will be June 1, 2017.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Beginning March 15, 2024

Conversion Rights:

Share Cap: 2.95858

If the Common Share Price (as defined in the Preliminary Prospectus Supplement) is less than $8.45 per share (which is 50% of the per share closing price of the Issuer’s common shares reported on the New York Stock Exchange on March 1, 2017), subject to adjustment in certain circumstances, the holders of the Series A Preferred Shares will receive a maximum of 2.95858 of the Issuer’s common shares per Series A Preferred Share.

Proposed NYSE Listing Symbol:	PMT PrA

CUSIP:	70931T 301

ISIN:	US70931T3014

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

The Issuer has filed a registration statement (including a base prospectus dated June 17, 2015) and a preliminary prospectus supplement dated March 2, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559 or RBC Capital Markets, LLC by calling (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.